Filed Pursuant to Rule 424(b)(3)
Registration No. 333-107987

PROSPECTUS

SONUS PHARMACEUTICALS, INC.

2,900,000 Shares of Common Stock
($0.001 par value)

     This prospectus relates to the offer and sale from time to time of up to 2,900,000 shares of our outstanding common stock held by certain stockholders named in this prospectus.

     The prices at which such stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is traded on The Nasdaq National Market under the symbol “SNUS.” On June 10, 2004, the last reported sale price of our common stock was $3.88 per share.

See “Risk Factors” beginning on page 4 to read about the risks you should consider carefully before buying shares of our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is June 14, 2004.

ABOUT SONUS PHARMACEUTICALS

     In this prospectus, the terms “Sonus”, the “Company”, “we”, “us”, and “our” refer to Sonus Pharmaceuticals, Inc.

     Sonus has designed and developed a proprietary drug delivery technology to address the formulation challenges of certain categories of therapeutic drugs. We are applying our novel TOCOSOL ™ drug delivery technology to therapeutic drugs to make them safer, easier to administer and potentially more effective.

     Our lead product, TOCOSOL Paclitaxel, is a novel formulation of paclitaxel, one of the world’s most widely prescribed anti-cancer drugs. Paclitaxel is the active ingredient in Taxol ®, which is approved in the U.S. for the treatment of breast, ovarian and non-small cell lung cancers and Kaposi’s sarcoma. Our product, TOCOSOL Paclitaxel, is a ready-to-use injectable paclitaxel emulsion. We have completed patient enrollment in three Phase 2a clinical trials for TOCOSOL Paclitaxel to evaluate safety and efficacy in non-small cell lung, ovarian, and bladder cancers. We have demonstrated that TOCOSOL Paclitaxel can be administered to patients by a short 15-minute injection, compared to the typical one to three-hour infusion that is required with the currently marketed taxane products. The results of the Phase 2a clinical trials are preliminary at this time and may or may not be indicative of the final results upon completion of the studies.

     We continue to invest in the research and development of new products, including those that could extend the application of our TOCOSOL drug delivery technology. We are currently evaluating a number of early stage therapeutic drug formulations utilizing our TOCOSOL drug delivery technology, including potential product candidates based on the camptothecin molecule. Our research and development efforts on these product candidates are preliminary and we cannot give any assurance that they will be successful or that they will progress to clinical trials. Advancing one or more of these potential products into human clinical trials is dependent on several factors including technological feasibility, commercial opportunity, and securing additional financial resources.

     More comprehensive information about our products and us is available through our World Wide Web site at www.sonuspharma.com. The information on our Web site is not incorporated by reference into this prospectus. Our executive offices are located at 22026 20th Avenue S.E., Bothell, Washington 98021; telephone (425) 487-9500.

RISK FACTORS

     Your investment in our common stock involves a high degree of risk. You should consider the risks described below and the other information contained in this prospectus and incorporated by reference in this prospectus carefully before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.

     If we fail to develop products, then we may never realize revenue from product commercialization.

     A key element of our business strategy is to utilize our technologies for the development and commercialization of products that utilize our drug delivery technology. Most of our attention and resources are directed to the development of TOCOSOL, a drug delivery technology that provides a novel approach to the formulation of water insoluble compounds for therapeutic applications. Significant expenditures in additional research and development, clinical testing, regulatory, manufacturing, and sales and marketing activities will be necessary in order for us to demonstrate the efficacy of our products, or commercialize any products developed with our technology. There can be no assurance that TOCOSOL or any of our other current products under development or any future products will be safe or efficacious. If TOCOSOL or any of our other current products under development are ultimately ineffective in treating cancer, do not receive the necessary regulatory approvals or do not obtain commercial acceptance, we will be materially adversely affected.

     Even if we are successful in developing our products, there is no assurance that such products will receive regulatory approval or that a commercially viable market will develop. While it is our strategy to develop additional products under our drug delivery technology by entering into feasibility study agreements with companies who own active compounds, there can be no assurance that we will enter into any feasibility studies. Moreover, there can be no assurance that these feasibility studies will result in development or license agreements. Without feasibility studies or development or license agreements, we may need to scale back or terminate our efforts to develop other products using our drug delivery technology.

     We have a history of operating losses which we expect will continue and we may never become profitable.

     We have experienced significant accumulated losses since our inception, and are expected to incur net losses for the foreseeable future. These losses have resulted primarily from expenses associated with our research and development activities, including nonclinical and clinical trials, and general and administrative expenses. As of March 31, 2004, our accumulated deficit totaled $54.4 million. We anticipate that our operating losses will continue as we further invest in research and development for our products. We will not generate any product revenues unless and until we receive regulatory approval, which is not likely to occur in the near future. Even if we generate significant product revenues, there can be no assurance that we will be able to achieve or sustain profitability. Our results of operations have varied and will continue to vary significantly and depend on, among other factors:

•	timing and costs of preclinical development, clinical trials and regulatory approvals;

•	entering into new collaborative or product license agreements;

•	timing and costs of technology transfer associated with manufacturing and supply agreements;

•	our ability to obtain and timing of payments, if any, under collaborative partner agreements; and

•	costs related to obtaining, defending and enforcing patents.

     Governmental regulatory requirements are lengthy and expensive and failure to obtain necessary approvals will prevent us or our partners from commercializing a product.

     We are subject to uncertain governmental regulatory requirements and a lengthy approval process for our products prior to any commercial sales of our products. The development and commercial use of our products are regulated by the U.S. Food and Drug Administration, or FDA, the European Medicines Evaluation Agency, or EMEA, and comparable regulatory agencies in other countries. The regulatory approval process for new products is lengthy and expensive. Before we can file an application with the FDA and comparable international agencies, the product candidate must undergo extensive testing, including animal studies and human clinical trials that can take many years and require substantial expenditures. Data obtained from such testing may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. In addition, changes in regulatory policy for product approval may cause additional costs in our efforts to secure necessary approvals.

     Our drug delivery products are subject to significant uncertainty because they are in the early to middle stages of development and are subject to regulatory approval. The results of pre-clinical and clinical testing of our products are uncertain and regulatory approval of our products may take longer or be more expensive than anticipated, which could have a material adverse affect on our business, financial condition and results of operations. We cannot predict if or when any of our products under development will be commercialized.

     We depend on third parties for funding, clinical development, manufacturing and distribution.

     We are dependent, and may in the future be dependent, on third parties for funding or performance of a variety of key activities including research, clinical development, manufacturing, marketing, sales and distribution of our products. Our current business strategy is to enter into agreements with third parties both to license rights to our potential products and to develop and commercialize new products. We currently do not have any arrangements with third parties in place, which will provide any funding to the Company. If we are unable to establish these arrangements with third parties, if they are terminated or the collaborations are not successful, we will be required to identify alternative partners to fund or perform research, clinical development, manufacturing, marketing, sales and/or distribution, which could have a material adverse effect on our business, financial condition and results of operations. Our success depends in part upon the performance by these collaborators of their responsibilities under these arrangements. We have no control over the resources that any potential partner may devote to the development and commercialization of products under these collaborations and our partners may fail to conduct their collaborative activities successfully or in a timely manner.

     We may need additional capital in the future, and if it is not available on terms acceptable to us, or at all, we may need to scale back our development and commercialization activities.

     Our development efforts to date have consumed and will continue to require substantial amounts of cash. Based on our current operating plan, including planned clinical trials and other product development costs, we estimate that existing cash and marketable securities will be sufficient to meet our cash requirements through early 2006. We may need additional capital to complete the development of TOCOSOL Paclitaxel and other product candidates. Our future capital requirements depend on many factors including:

•	timing and costs of preclinical development, clinical trials and regulatory approvals;

•	entering into new collaborative or product license agreements;

•	timing and costs of technology transfer associated with manufacturing and supply agreements;

•	our ability to obtain and timing of payments, if any, under collaborative partner agreements; and

•	costs related to obtaining, defending and enforcing patents.

     Any future equity financing, if available, may result in substantial dilution to existing stockholders, and debt financing, if available, may include restrictive covenants. If we are unable to raise additional financing, we will have to substantially reduce our expenditures, scale back the development of our products and new product research and development, or license to others products that we otherwise would seek to commercialize ourselves, which could seriously harm our business, and explore other strategic alternatives.

     Future U.S. or international legislative or administrative actions also could prevent or delay regulatory approval of our products.

     Even if regulatory approvals are obtained, they may include significant limitations on the indicated uses for which a product may be marketed. A marketed product also is subject to continual FDA, EMEA and other regulatory agency review and regulation. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions. In addition, if marketing approval is obtained, the FDA, EMEA or other regulatory agency may require post-marketing testing and surveillance programs to monitor the product’s efficacy and side effects. Results of these post-marketing programs may prevent or limit the further marketing of a product.

     The development of pharmaceutical products in general and the development of paclitaxel reformulations in particular is extremely competitive, and if we fail to compete effectively, it would negatively impact our business.

     Competition in the development of pharmaceutical products is intense and expected to increase. We also believe that other medical and pharmaceutical companies will compete with us in the areas of research and development, acquisition of products and technology licenses, and the manufacturing and marketing of our products. Success of products in these fields will be based primarily on:

•	efficacy;

•	safety;

•	price;

•	ease of administration;

•	breadth of approved indications; and

•	physician, healthcare payer and patient acceptance.

     Several other companies are developing paclitaxel reformulations with a goal of delivering a more effective and tolerable therapy than the approved paclitaxel products. Some of these products are further in development than TOCOSOL Paclitaxel and may achieve regulatory approval before our product. In addition, Aventis has a taxane product, Taxotere®, which is similar to paclitaxel and is marketed for the treatment of breast and non-small cell lung cancers. As a result of the increased competition, the price for paclitaxel products has been under pressure and may drop significantly before we achieve regulatory approval.

     Many of our competitors and potential competitors, including large pharmaceutical, chemical and biotechnology concerns and universities and other research institutions, have substantially greater financial, technical and human resources than we do and have substantially greater experience in developing products, obtaining regulatory approvals and marketing and manufacturing medical products. Accordingly, these competitors may succeed in obtaining FDA approval for their products more rapidly than us. In addition, other technologies or products may be developed that have an entirely different approach that would render our technology and products noncompetitive or obsolete. If we fail to compete effectively, it would have a material adverse effect on our business, financial condition and results of operations.

     We rely on third party suppliers and manufacturers to produce products that we develop and failure to retain such suppliers and manufacturers would adversely impact our ability to commercialize our products.

     We currently rely on third parties to supply the chemical ingredients necessary for our drug delivery products. We have entered into supply agreements for the supply of GMP grade paclitaxel, which is the active pharmaceutical ingredient in TOCOSOL Paclitaxel. The chemical ingredients for our products are manufactured by a limited number of vendors. The inability of these vendors to supply medical-grade materials to us could delay the manufacturing of, or cause us to cease the manufacturing of our products. We also rely on third parties to manufacture our products for research and development and clinical trials. SICOR Pharmaceuticals, Inc. is our primary manufacturer of TOCOSOL Paclitaxel for clinical studies and has also agreed to manufacture TOCOSOL Paclitaxel for commercialization. We previously manufactured clinical supplies of TOCOSOL Paclitaxel at other GMP certified contract laboratories. Suppliers and manufacturers of our products must operate under GMP regulations, as required by the FDA, and there are a limited number of contract manufacturers that operate under GMP regulations. Our reliance on independent manufacturers involves a number of other risks, including the absence of adequate capacity, the unavailability of, or interruptions in, access to necessary manufacturing processes and reduced control over delivery schedules. If our manufacturers are unable or unwilling to continue manufacturing our products in required volumes or have problems with commercial scale-up, we will have to identify acceptable alternative manufacturers. The use of a new manufacturer may cause significant interruptions in supply if the new manufacturer has difficulty manufacturing products to our specifications. Further, the introduction of a new manufacturer may increase the variation in the quality of our products.

     If we fail to secure adequate intellectual property protection or become involved in an intellectual property dispute, it could significantly harm our financial results and ability to compete.

     Our success will depend, in part, on our ability to obtain and defend patents and protect trade secrets. To date, six United States patents have issued pertaining to our TOCOSOL™ drug delivery platform and other technologies. Additional patent applications are pending in the United States and counterpart filings have been made in Europe and key countries in Asia and Latin America. The patent position of medical and pharmaceutical companies is highly uncertain and involves complex legal and factual questions. There can be no assurance that any claims which are included in pending or future patent applications will be issued, that any issued patents will provide us with competitive advantages or will not be challenged by third parties, or that the existing or future patents of third parties will not have an adverse effect on our ability to commercialize our products. Furthermore, there can be no assurance that other companies will not independently develop similar products, duplicate any of our products or design around patents that may be issued to us. Litigation may be necessary to enforce any patents issued to us or to determine the scope and validity of others’ proprietary rights in court or administrative proceedings. Any litigation or administrative proceeding could result in substantial costs to us and distraction of our management. An adverse ruling in any litigation or administrative proceeding could have a material adverse effect on our business, financial condition and results of operations.

     Our commercial success will depend in part on not infringing patents issued to competitors.

     There can be no assurance that patents belonging to competitors will not require us to alter our products or processes, pay licensing fees or cease development of our current or future products. Any litigation regarding infringement could result in substantial costs to us and distraction of our management, and any adverse ruling in any litigation could have a material adverse effect on our business, financial condition and results of operations. Further, there can be no assurance that we will be able to license other technology that we may require at a reasonable cost or at all. Failure by us to obtain a license to any technology that we may require to commercialize our products would have a material adverse effect on our business, financial condition and results of operations. In addition, to determine the priority of inventions and the ultimate ownership of patents, we may participate in interference, reissue or re-examination proceedings conducted by the U.S. Patent and Trademark Office or in proceedings before international agencies with respect to any of our existing patents or patent applications or any future patents or applications, any of which could result in loss of ownership of existing, issued patents, substantial costs to us and distraction of our management.

     Reimbursement procedures and future healthcare reform measures are uncertain and may adversely impact our ability to successfully sell pharmaceutical products.

     Our ability to successfully sell any pharmaceutical products will depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse patients for the costs of future pharmaceutical products and related treatments. In the United States, government and other third-party payers have sought to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products approved for marketing by the FDA. In some cases, these payers may refuse to provide any coverage for uses of approved products to treat medical conditions even though the FDA has granted marketing approval. Healthcare reform may increase these cost containment efforts. We believe that managed care organizations may seek to restrict the use of new products, delay authorization to use new products or limit coverage and the level of reimbursement for new products. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

     If our products are not accepted by the medical community our business will suffer.

     Commercial sales of our proposed products will substantially depend upon the products’ efficacy and on their acceptance by the medical community. Widespread acceptance of our products will require educating the medical community as to the benefits and reliability of the products. Our proposed products may not be accepted, and, even if accepted, we are unable to estimate the length of time it would take to gain such acceptance.

     If we lose our key personnel or are unable to attract and retain qualified scientific and management personnel, we may be unable to become profitable.

     We are highly dependent on our key executives. The loss of any of these key executives or the inability to recruit and retain qualified scientific personnel to perform research and development and qualified management personnel could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to attract and retain such personnel on acceptable terms, if at all, given the competition for experienced scientists and other personnel among numerous medical and pharmaceutical companies, universities and research institutions.

     The businesses in which we engage have a risk of product liability, and in the event of a successful suit against us, our business could be severely harmed.

     The testing, marketing and sale of pharmaceutical products entails a risk of product liability claims by consumers and others. While we currently maintain product liability insurance, which we believe to be adequate for current applications of our products, such insurance may not continue to be available at a reasonable cost or may not be sufficient to fully cover any potential claims. In the event of a successful suit against us, the lack or insufficiency of insurance coverage could have a material adverse effect on our business and financial condition.

     Since we use hazardous materials in our business, we may be subject to claims relating to improper handling, storage or disposal of these materials.

     Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, we could be held liable for any damages that result and any such liability not covered by insurance could exceed our resources. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development or production efforts.

     Failure to satisfy Nasdaq National Market Listing requirements may result in our common stock being delisted from The Nasdaq National Market.

     Our common stock is currently listed on The Nasdaq National Market under the symbol “SNUS.” For continued inclusion on The Nasdaq National Market, we must maintain among other requirements stockholders’ equity of at least $10.0 million, a minimum bid price of $1.00 per share and a market value of our public float of at least $5.0 million; or market capitalization of at least $50 million, a minimum bid price of $3.00 per share and a market value of our public float of at least $15.0 million. As of May 2004, including net cash proceeds of approximately $14.4 million from our private placement on May 7, 2004, we had stockholders’ equity of approximately $30.0 million. In the event that we fail to satisfy the listing standards on a continuous basis, our common stock may be removed from listing on The Nasdaq National Market. If our common stock were delisted from The Nasdaq National Market, our common stock may be transferred to the Nasdaq SmallCap Market if we satisfy the listing criteria for the Nasdaq SmallCap Market or trading of our common stock, if any, may be conducted in the over-the-counter market in the so-called “pink sheets” or, if available, the National Association of Securities Dealer’s “Electronic Bulletin Board.” In addition, delisting from Nasdaq may subject our common stock to so-called “penny stock” rules. These rules impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities. Consequently, broker-dealers may be less willing or able to sell and/or make a market in our common stock. Additionally, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, our common stock. As a result of a delisting, it may become more difficult for us to raise funds through the sale of our securities.

     Market volatility may affect our stock price and the value of an investment in our common stock may be subject to sudden decreases.

     The trading price for our common stock has been, and we expect it to continue to be, volatile. The price at which our common stock trades depends upon a number of factors, including our historical and anticipated operating results, preclinical and clinical trial results, market perception of the prospects for biotechnology companies as an industry sector and general market and economic conditions, some of which are beyond our control. Factors such as fluctuations in our financial and operating results, changes in government regulations affecting product approvals, reimbursement or other aspects of our or our competitors’ businesses, FDA review of our product development activities, the results of preclinical studies and clinical trials, announcements of technological innovations or new commercial products by us or our competitors, developments concerning key personnel and our intellectual property rights, significant collaborations or strategic alliances and publicity regarding actual or potential performance of products under development by us or our competitors could also cause the market price of our common stock to fluctuate substantially. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may lower the market price of our common stock. Moreover, during periods of stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to the companies’ operating performance. Also, biotechnology stocks may be volatile even during periods of relative market stability. Accordingly, our common stock may be subject to greater price volatility than the stock market as a whole.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. The risks and uncertainties include those noted in “Risk Factors” above and in the documents incorporated by reference. We undertake no duty to update any of these forward-looking statements.

USE OF PROCEEDS

     The proceeds from the sale of each selling stockholder’s common stock will belong to that selling stockholder. We will not receive any proceeds from such sales.

SELLING STOCKHOLDERS

     We issued 2,900,000 shares of common stock on May 7, 2004 in a private placement to certain stockholders set forth below. Pursuant to a Registration Rights Agreement dated May 7, 2004, we agreed to file a registration statement of which this prospectus is a part with the Securities and Exchange Commission to register the resale of the shares of our common stock we issued to those stockholders and to keep the registration statement effective until either the shares registered hereunder are sold or the shares registered hereunder can be sold without registration and without restriction. None of the selling stockholders have any position, office or material relationship with the Company.

     The following table sets forth: (1) the name of each of the selling stockholders for whom we are registering the resale of shares under this registration statement; (2) the number of shares of our common stock owned by each such selling stockholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the number of shares, and (if one percent or more) the percentage of the total of the outstanding shares, of our common stock to be owned by each such selling stockholder after this offering.

				Percentage
				of Common
		Common		Stock
		Stock Being	Common	Owned
	Common	Offered	Stock Owned	Upon
	Stock Owned	Pursuant to	Upon	Completion
	Prior to the	this	Completion of	of this
Name	Offering	Prospectus	this Offering	Offering
Acqua Wellington Opportunity I Limited	1,100,000	1,100,000	—	—
North Sound Legacy International Ltd.	461,250	461,250	—	—
North Sound Legacy Institutional Fund LLC	270,000	270,000	—	—
North Sound Legacy Fund LLC	18,750	18,750	—	—
The Balboa Fund, L.P.	302,623	302,623	—	—
The Balboa Fund, Ltd.	172,858	172,858	—	—
The Chelonia Fund, L.P.	124,519	124,519	—	—
BayStar Capital II, L.P.	150,000	150,000	—	—
SDS Capital Group SPC, Ltd.	100,000	100,000	—	—
Daniel J. Schreiber(1)	200,000	200,000	—	—

	2,900,000	2,900,000	—

     (1) This selling stockholder is an affiliate of a broker dealer and purchased the shares of common stock in the ordinary course of business. At the time this selling stockholder purchased the shares of common stock, he had no agreements or understandings, directly or indirectly, with any person to distribute the shares of common stock.

     We prepared this tabled based upon information supplied to us by the selling stockholders named in the table, and we have not sought to verify such information. The number of shares of common stock being offered by each selling stockholder pursuant to this prospectus consists solely of those shares of common stock issued in connection with a Securities Purchase Agreement that we entered into with that selling stockholder on May 7, 2004. For each selling stockholder, the table above assumes the sale by that selling stockholder of all of its shares of common stock available for resale under this prospectus.

PLAN OF DISTRIBUTION

     The selling stockholders of the common stock of Sonus and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	by pledge to secure debt and other obligations;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	any other method permitted pursuant to applicable law; or

•	a combination of any such methods of sale.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

     In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

     Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the common stock. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

     The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

     We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act of 1933 or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under current applicable rules and regulations of the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares being offered pursuant to this prospectus.

     The selling stockholders are not obligated to, and there is no assurance that the selling stockholders will, sell any or all of the shares.

     We will bear all costs, expenses and fees in connection with the registration of the resale of the shares covered by this prospectus. The selling stockholders will pay any applicable underwriters’ commissions and expenses, brokerage fees or transfer taxes. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed on by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the common stock offered hereby, reference is made to such registration statement, exhibits and schedules.

     We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements, other information and a copy of the registration statement may be inspected by anyone without charge and copies of these materials may be obtained upon the payment of the fees prescribed by the Securities and Exchange Commission, at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange

Commission at 1-800-SEC-0330. The registration statement and the reports, proxy statements and other information filed by us are also available through the Securities and Exchange Commission’s website on the World Wide Web at the following address: http://www.sec.gov.

INCORPORATION BY REFERENCE

     The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below and any additional documents filed by us with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities is terminated. The information we incorporate by reference is an important part of this prospectus, and any information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.

     We incorporate by reference the following documents:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC on March 12, 2004.

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the SEC on April 21, 2004.

3.	Our Current Report on Form 8-K filed with the SEC on April 21, 2004.

4.	Our Current Report on Form 8-K filed with the SEC on May 13, 2004.

5.	The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC under Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and

6.	All other reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering.

     You may request a copy of these filings, at no cost, by writing or calling us at Sonus Pharmaceuticals, Inc., 22026 20th Avenue S.E., Bothell, Washington 98021, telephone number (425) 487-9500.